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Invest in Eden Grow Systems.

Eden Grow Systems (EGS) is a state-of-the-art agricultural technology company and official NASA Spinoff Company on a mission to provide food independence to local communities around the world — and beyond it. Our modular farming systems are empowering individuals, families, and businesses to innovate local food production that will allow them to easily grow their own food, wherever they are.

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Price per share	Target offering	Maximum amount	Money raised to-date	Minimum investment

THE PROBLEM

Global Food Security Is in Jeopardy

With the global population expected to soar to 9.8 billion by 2050[1], feeding the world is becoming an increasingly daunting challenge. The devastating effects of climate change combined with an alarming dependence on a fragile and ecologically-damaging global supply chain leaves the future of our food hanging in the balance.

- Competition for land and water between industrial and farming sectors is at an all-time high.
- One third of all land is now classified as highly or moderately degraded and unsuitable for sustainable farming.[2]

Decentralized food networks offset many practical elements of the food crisis challenge and help remedy the ravages of carbon emissions from farming and industry.



[1] Source: UN Department of Economic and Social Affairs Article   [2] Source: Yale Climate Connections

WHAT'S THE SOLUTION?

Growing Demand for Grow Solutions



Gardening and Individual Farming Stats

Growing produce at home is steadily growing in popularity. 55% of American households engage in gardening activities. 67% are growing or planning to grow edible plants, including vegetables (52%), herbs (33%), and fruits (31%).

Source: Ruby Home 2022



Grow Systems Demand

The global smart indoor garden market size is expected to reach $243.3M by 2030 and register a revenue CAGR of 8.2% during the forecast period.

Source: Emergen Research 2022



We're Satisfying the Market Demand

Our grow towers can grow anything from leafy greens to cannabis and have incredible results. We see a 143% increase in annual output as compared to other hydroponic systems due to our advanced aeroponic technology.

GLOBAL MARKET FOR INDOOR GARDEN SYSTEMS

CAGR of (2021-2026)



8.15%



2021
Base Year

2026
Final Year

Growth in Dollars
(base year - final year)

$899.39
million



41%
of the growth will originate from
North America

Source: Technavio, Nov. 2022

Disclaimer: These are third-party projections, and there is no guarantee that the market will experience this type of growth.

Space-Age Farming Made Simple and Affordable

It's time to return the power and economic benefits of localized food supplies back to people and communities. Expertly designed by aerospace engineers to operate with unprecedented efficiency and virtually zero waste, Eden Grow Systems' modular farming towers use groundbreaking aeroponic technology to grow food in self-contained systems indoors, eliminating the need for soil or farmland. This space-efficient, cost-effective and hassle-free alternative is perfect for anyone and saves space, time and energy.

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Major Collaborations

These are just a few of our major collaborators that are helping ensure we have the latest technology to facilitate food independence.

    

Invest in helping grow the best plants for the betterment of humanity

betterment of humanity.



Rooted in Science

Our aeroponic technology allows plants to grow up to twice as fast as hydroponics, while using less water, less fertilizer, and zero pesticides. All this is driven and validated by a team of plant scientists in our world leading aeroponic research center.



Grounded by Ethics

Eden Grow Systems exists to make positive and lasting change that leaves no one behind. This is reflected in every choice we make, from the products we build and the partnerships we foster, to how we engage with people and our planet.



Trusted by the Best

Don't take our word for it. The Kennedy Space Center, U.S. Air Force, Harvest for the Hungry, and a number of leading agricultural universities, such as Texas A&M and New Mexico State, are using our towers.

Advanced Aeroponic Technology

Compared to other growing systems, our advanced aeroponic technology puts us ahead by reducing time, water, energy, and nutrient needs. Eden Grow Systems are versatile, scalable, efficient, environmentally-conscious, cost-effective, and intuitively designed using NASA-derived science to make growing accessible and successful for anyone.



Grow Anything

Most extensive variety of grow options, including integrated protein generation for holistic food production



Grow More, Faster

22% accelerated growth
35% higher yields
143% increase in annual output



Grow Healthier

No pesticides, herbicides, or land degradation



Save Water

98% less water compared to traditional agriculture
30% more efficient with nutrients



Save Time

Requires only five minutes a day
Decreases human labor by 75%



Save Money

$0.85 cost per harvested plant



Invest in Eden Technology

Large-scale indoor farming operations are failing because of increased costs in energy. At Eden Grow Systems, we address this by using the aeroponic technique, which is more energy efficient, and we've created a system that anyone, no matter their experience level, can use. Our system gives users full access to the entire spectrum of crops including root vegetables and berries. We believe technology shouldn't just be innovative, but value-giving and easily usable.

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THE FUTURE

The EGS Future

Built to last over 10 years, Eden Grow Systems is ready to meet the demands of the growing market with a sustainable solution.

- A robust product roadmap that encompasses a family of solutions, including a smaller grow wall, a Software-as-a-Service (SaaS) monitoring and control system, a digital farmers market, and a patent-pending, fully integrated mobile and stationary food and energy production system for both terrestrial and non-terrestrial use.

- Eden is positioned to begin worldwide operation with projects in Ukraine, Mexico and Africa.

- Chosen for the US Air Force and Space Force for deployment at their most remote bases on earth and the Air-Force Academy, including a phase-1 award of $50k and $1M direct-to-phase-1 award.

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Vegetable growth from an Eden Grow Tower System

OPPORTUNITY

Better Food, Better World



Invest in the Environment

- Our efficient approach makes us carbon negative, leaving a positive impact
- Our systems reduce agricultural water by 98% compared to traditional agriculture



Invest in Communities

- Empower disadvantaged communities to be food independent, no matter where they are
- Access to quality, nutritious, and affordable food



Invest in the Future

- Enable government support programs to assist communities
- Support the farm-tech of the future powered by NASA
- Creating a pro-human future

Meet the Executive Team



L. Barton Womack
CEO




Jeff Raymond
CTO / COO




Ivan Garcia
CFO




Mike Sayler
VP Manufacturing


Eden Grow Media









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Invest in the Growing Need for Food Independence

With a growing market and increased demand for better quality food, Eden Grow Systems knows that food supply doesn't have to be tied to a supply chain any longer. With the EGS towers, anyone, anywhere, can grow their own food and control the quality without depending on corporations, government, or even the weather. The market is hungry, and EGS is ready to meet them.





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EDEN
GROW SYSTEMS

Providing sustainable food and energy independence to local communities around the world.

1-877-EDENGRO
(1-877-333-6476)
invest@edengrowsystems.com

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